Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 1 October 2020 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam James Hardie 2020 Annual General Meeting Materials James Hardie Industries plc advises that the Notice of Meeting and supporting materials for the 2020 Annual General Meeting have been mailed to shareholders. Yours faithfully Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895

DUBLIN, IRELAND 5 NOVEMBER 2020 AT 9:00PM (DUBLIN TIME) 6 NOVEMBER 2020 AT 8:00AM (SYDNEY TIME) NOTICE OF ANNUAL GENERAL MEETING 2020

TABLE OF CONTENTS Notice of Annual General Meeting 2020 3 Agenda and business of the Annual General Meeting 4 Voting and participation in the Annual General Meeting 6 Explanatory Notes 9 Annexure 20 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor. James Hardie Industries plc ARBN 097 829 895, with registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland and registered in Ireland under company number 485719. The liability of its members is limited. 2

NOTICE OF
ANNUAL GENERAL MEETING 2020

Notice is given that the Annual General Meeting (**AGM**) of James Hardie Industries plc (**James Hardie** or the **Company**) will be held on Thursday, 5 November 2020 at 9:00pm (Dublin time) / Friday, 6 November 2020 at 8:00am (Sydney time) in James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland.

ATTENDANCE AT AGM

Persons registered as shareholders as at 7:00pm (Sydney time) / 8:00am (Dublin time) on Wednesday, 4 November 2020 may attend the AGM in person in Dublin.

Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person.

Shareholders or proxies will all be able to ask questions of the Board of Directors of James Hardie (**Board**) and the Company's external auditor, Ernst & Young LLP. To enable more questions to be answered, enclosed is a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 6 of this booklet.

In the event that the chairman of the Board (the **Chairman**) is unable to travel to Ireland to attend and chair the AGM in person due to COVID-19 related restrictions, he will attend and chair the AGM (which will still be held at our Corporate Headquarters in Dublin, Ireland) via the teleconference facility available to all shareholders.

Additionally, in light of potential logistical difficulties related to COVID-19 restrictions and in order to ensure your votes are properly cast at the AGM, this year we are asking you to instruct the appointment of each of: (i) the Chairman; (ii) the company secretary of the Company (the **Company Secretary**); (iii) Mr Lorcan Murtagh; and (iv) Mr James Lenney (each a **Company Proxy** and together, the **Company Proxies**) as proxy for your shares, each with the power to act individually and with full power of substitution. Mr Murtagh and Mr Lenney are senior James Hardie group employees based in our corporate headquarters in Dublin, Ireland. This will mean that any Company Proxy who is present at the AGM will be able to vote your shares in the manner that you direct or, in the absence of direction, as they see fit. See **VOTING ON THE RESOLUTIONS** on page 6 for further information.

NOTICE AVAILABILITY

Additional copies of this booklet can be downloaded from James Hardie's Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp) or they can be obtained by contacting the Company's registrar, Computershare Investor Services Pty Limited (**Computershare**), by calling:

- 1300 855 080 from within Australia; or
- +61 3 9415 4000 from outside Australia.

Notice of Annual General Meeting 2020 3

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING Explanations of the background, rationale and further The following are items of special business: information for each proposed resolution are set out 5. Grant of Fiscal Year 2021 Return on Capital in the Explanatory Notes on pages 9 to 19 of this Employed Restricted Stock Units Notice of Meeting. To consider and, if thought fit, pass the following The following are items of ordinary business: resolution as an ordinary resolution: 1. Financial statements and reports for fiscal That the award to the Company’s CEO and Director, year 2020 Jack Truong, of 82,131 return on capital employed To review James Hardie’s affairs and to consider and, (ROCE) restricted stock units (ROCE RSUs), and if thought fit, pass the following resolution as an his acquisition of ROCE RSUs and ordinary shares ordinary resolution: of James Hardie (Shares) issuable thereunder is To receive and consider the financial statements approved under and for the purposes of ASX Listing and the reports of the Board and external auditor Rule 10.14, for all purposes in accordance with the for the fiscal year ended 31 March 2020. terms of the James Hardie Industries Long Term Incentive Plan 2006 as amended (the 2006 LTIP) The vote on this resolution is advisory only. and on the basis set out in the Explanatory Notes. 2. Remuneration Report for fiscal year 2020 Voting Exclusion Statement As part of the review of James Hardie’s affairs, In accordance with the ASX Listing Rules, James Hardie will to consider and, if thought fit, pass the following disregard any votes cast in favour of Resolution 5 if they are resolution as a non‑binding ordinary resolution: cast by or on behalf of Jack Truong (who is the only director To receive and consider the Remuneration eligible to participate in the employee incentive scheme the Report of the Company for the fiscal year ended subject of Resolutions 5 and 6) or his associates. Dr Truong 31 March 2020. and his associates will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person The vote on this resolution is advisory only. who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are 3. Election / Re-election of Directors chairing the meeting as proxy or attorney for a person To consider and, if thought fit, pass each of the who is entitled to vote, in accordance with a direction following resolutions as separate ordinary resolutions: on a Voting Instruction Form or form of proxy to vote as (a) That Moe Nozari be elected as a director. the proxy or attorney decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity (b) That Nigel Stein be elected as a director. on behalf of a beneficiary provided the following conditions (c) That Harold Wiens be elected as a director. are met: (A) the beneficiary provides written confirmation 4. Authority to fix the External Auditor’s to them that the beneficiary is not excluded from voting, Remuneration and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the To consider and, if thought fit, pass the following directions on a Voting Instruction Form or otherwise given resolution as an ordinary resolution: by the beneficiary. That the Board be authorised to fix the remuneration 6. Grant of Fiscal Year 2021 Relative Total of the external auditor for the fiscal year ended Shareholder Return Restricted Stock Units 31 March 2021. To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the award to the Company’s CEO and Director, Jack Truong, of 127,083 relative total shareholder return (TSR) restricted stock units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all purposes in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes. 4

Voting Exclusion Statement 9. Approval of James Hardie 2020 In accordance with the ASX Listing Rules, James Hardie will Non‑Executive Director Equity Plan and disregard any votes cast in favour of Resolution 6 if they are Issue of Shares Thereunder cast by or on behalf of Jack Truong (who is the only director To consider and, if thought fit, pass the following eligible to participate in the employee incentive scheme the resolution as an ordinary resolution: subject of Resolutions 5 and 6) or his associates. Dr Truong That the James Hardie 2020 Non-Executive Director and his associates will not have their votes disregarded Equity Plan (the NED Equity Plan) and the issue if: (i) they are acting as a proxy or attorney for a person of Shares to non-executive directors under the NED who is entitled to vote, in accordance with the directions Equity Plan be approved under and for the purposes on a Voting Instruction Form or form of proxy; (ii) they are of ASX Listing Rule 10.14, and for all other purposes chairing the meeting as proxy or attorney for a person and on the basis set out in the Explanatory Notes. who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as Voting Exclusion Statement the proxy or attorney decides; or (iii) they are acting solely In accordance with the ASX Listing Rules, James Hardie in a nominee, trustee, custodial or other fiduciary capacity will disregard any votes cast in favour of Resolution 9 if on behalf of a beneficiary provided the following conditions they are cast by or on behalf of any non-executive director are met: (A) the beneficiary provides written confirmation of James Hardie or their respective associates. The to them that the beneficiary is not excluded from voting, non-executive directors and their associates will not have and is not an associate of a person excluded from voting, their votes disregarded if: (i) they are acting as a proxy or on the resolution; and (B) they vote in accordance with the attorney for a person who is entitled to vote, in accordance directions on a Voting Instruction Form or otherwise given with the directions on a Voting Instruction Form or form of by the beneficiary. proxy; (ii) they are chairing the meeting as proxy or attorney 7. Renewal of Authority for Directors to Issue for a person who is entitled to vote, in accordance with Shares for Cash Without First Offering Shares a direction on a Voting Instruction Form or form of proxy to Existing Shareholders to vote as the proxy or attorney decides; or (iii) they are acting solely in a nominee, trustee, custodial or other To consider and, if thought fit, pass the following fiduciary capacity on behalf of a beneficiary provided the resolution as a special resolution: following conditions are met: (A) the beneficiary provides That the directors be and are hereby empowered written confirmation to them that the beneficiary is not pursuant to section 1023 of the Irish Companies excluded from voting, and is not an associate of a person Act 2014 to allot equity securities (as defined in excluded from voting, on the resolution; and (B) they vote section 1023 of the Irish Companies Act 2014) for in accordance with the directions on a Voting Instruction cash, pursuant to the allotment authority conferred Form or otherwise given by the beneficiary. by Resolution 9 passed at the Company’s 2019 Notes on voting and Explanatory Notes follow, and a Voting AGM, as if subsection (1) of section 1022 of the Instruction Form and Question Form are enclosed. Irish Companies Act 2014 did not apply to any such allotment up to the amount of the Company’s By order of the Board. authorized but unissued share capital as at the date of this resolution, provided that this authority shall expire on the date of the renewed issuance authority on 7 August 2024, unless previously renewed, varied or revoked, provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot Joseph C. Blasko equity securities in pursuance of any such offer General Counsel & Company Secretary or agreement as if the authority conferred hereby had not expired. 1 October 2020 8. Amendment of the Company’s Articles of Association To consider and, if thought fit, pass the following resolution as a special resolution: That the Company’s Articles of Association be and are hereby amended in the manner provided for in the Annexure to this Notice of Meeting. Notice of Annual General Meeting 2020 5

VOTING AND PARTICIPATION IN THE ANNUAL GENERAL MEETING

If you are a registered shareholder as at 7:00pm (Sydney time) / 8:00am (Dublin time) on Wednesday, 4 November 2020, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference.

See **VOTING ON THE RESOLUTIONS** below for information on how you can vote.

AGM DETAILS

The AGM will be held at James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland, starting at 9:00pm (Dublin time) on Thursday, 5 November 2020 / 8:00am (Sydney time) on Friday, 6 November 2020.

OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM

The AGM will be accessible by teleconference at 8:00am (Sydney time) on Friday, 6 November 2020 / 9:00pm (Dublin time) on Thursday, 5 November 2020. Shareholders participating in the AGM teleconference will be able to ask questions of the Board and the Company's external auditor, Ernst & Young LLP. You will need to have your Security Holder Reference Number (**SRN**) or the Holder Identification Number (**HIN**) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference.

In the event that the Chairman is unable to travel to Ireland to attend and chair the AGM in person due to COVID-19 related restrictions, he will attend and chair the AGM (which will still be held at our Corporate Headquarters in Dublin, Ireland) via the teleconference facility available to all shareholders.

The following details are also set out on the Shareholder Meetings page on James Hardie's Investor Relations website (https://ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

PARTICIPATION IN AGM TELECONFERENCE

To participate in the AGM teleconference, please:

- dial into the AGM using one of the following numbers: Australia toll free 1800 148 258 / USA toll free 1866 586 2813 or the rest of the world 1866 586 2813
- Passcode: 9188544; and
- provide the operator with your name and SRN / HIN.

If you have any questions during the teleconference, follow the prompts from the teleconference operator.

APPOINTING A PROXY

To instruct the appointment of:

- a proxy to attend the AGM in person on your behalf (**Nominated Proxy**); and
- each of the Company Proxies (each with the power to act individually and with full power of substitution) in the event your Nominated Proxy does not attend the AGM,

please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 7:00pm (Sydney time) / 8:00am (Dublin time) on Wednesday, 4 November 2020 using the "Lodgement Instructions" set out on page 8.

If you hold more than one Share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you.

VOTING ON THE RESOLUTIONS

How you can vote will depend on whether you are:

- a shareholder;
- a holder of American Depositary Shares, which trade on the New York Stock Exchange (**NYSE**) in the form of American Depositary Receipts (**ADRs**); or
- a Nominated Proxy.

Voting if you are a shareholder:

If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options:

Option A – If you are not attending the AGM or appointing a Nominated Proxy

Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy.

You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (**CDN**) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate each of the Company Proxies (each with the power to act individually and with full power of substitution) as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (**CUFS**) that it holds on your behalf.

6

You can submit your Voting Instruction Form as follows:

1. Complete the hard copy Voting Instruction Form accompanying this Notice of Meeting and lodge it using the "Lodgement Instructions" set out on page 8.
2. Complete a Voting Instruction Form using the internet:

   Go to www.investorvote.com.au

   You will need:

   - your Control Number (located on your Voting Instruction Form); and
   - your SRN or HIN for your holding; and
   - your postcode as recorded in the Company's register.

If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.

For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) / 8:00am (Dublin time) on Wednesday, 4 November 2020. You will not be able to vote your Shares by way of teleconference.

Option B – If you are (or your Nominated Proxy is) attending the AGM

If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate:

(a) you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and

(b) each of the Company Proxies (each with the power to act individually and with full power of substitution) in the event the Nominated Proxy does not attend the AGM,

as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin.

If the Nominated Proxy does not attend the AGM, one of the Company Proxies will vote the relevant Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@computershare.com.au by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 9:30pm (Dublin time) on Thursday, 5 November 2020 / 8:30am (Sydney time) on Friday, 6 November 2020, then each Company Proxy intends voting in favour of all of the resolutions.

For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) / 8:00am (Dublin time) on Wednesday, 4 November 2020.

To obtain a free copy of CDN's Financial Services Guide, or any Supplementary Financial Services Guide, go to http://www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you.

If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

Voting if you hold American Depositary Shares (ADSs):

The depositary for ADSs held in James Hardie's ADR program is Deutsche Bank Trust Company Americas (**Deutsche Bank**). Deutsche Bank will send this Notice of Meeting to ADS holders on or about 1 October 2020 and advise ADS holders how to give their voting instructions. To be eligible to vote, ADS holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (**US EDT**) on 28 September 2020 (the ADS record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 5:00pm (US EDT) on 30 October 2020.

Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the ADSs are voted in accordance with the instructions received from ADS holders. If an ADS holder does not submit any voting instructions, the Shares ultimately underlying the ADSs held by that holder will not be voted.

If you do not provide voting instructions, the Shares ultimately underlying your ADSs will not be voted on any resolution for which a broker does not have discretionary authority to vote. Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADSs held in customer accounts on non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADSs, and your broker holds your ADSs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a "broker non-vote" which is treated as an abstention and does not count toward determining the votes for / against the resolution.

Notice of Annual General Meeting 2020 7

VOTING AND PARTICIPATION IN THE ANNUAL GENERAL MEETING (CONTINUED)

COVID-19 Public Health Restrictions

Please note that in-person attendance at the AGM will be subject to prevailing COVID-19 public health restrictions in place at the date of the AGM and social distancing capacity constraints at the venue meeting. We would therefore encourage you to select Option A above in order to ensure that your shares are voted at the AGM.

Voting if you are a Nominated Proxy:

If you are a Nominated Proxy and you do not attend and vote at the AGM, one of the Company Proxies will vote the Shares in accordance with the instructions on the Voting Instruction Form or form of proxy or, for undirected proxies, in accordance with your written instructions. If you wish to direct the Company Proxies how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 9:30pm (Dublin time) on Thursday, 5 November 2020 / 8:30am (Sydney time) on Friday, 6 November 2020, otherwise, if you have not provided written instructions to the Company Secretary by such time, then each Company Proxy intends voting in favour of all of the resolutions.

LODGEMENT INSTRUCTIONS

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

(a) by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b) by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; or

(c) online at www.investorvote.com.au; or

(d) for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(e) by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods:

(a) by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or

(b) by email to jhxmeetings@computershare.com.au.

If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions.

A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on 'Printable Forms'.

NO VOTING AVAILABLE IN AGM TELECONFERENCE

You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above.

8

EXPLANATORY NOTES

TERMINOLOGY

References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of James Hardie acting together, and include holders of CUFS, holders of ADSs, holders of Shares and members of the Company within the meaning of the Irish Companies Act 2014, except where describing how each group of shareholders may cast their votes.

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2020

Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and the Company's external auditor, Ernst & Young LLP, for the year ended 31 March 2020. This resolution will also involve the review by the members of James Hardie's affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (**US GAAP**) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company's 2020 Annual Report.

A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2020 will be provided during the AGM. Copies of the James Hardie Group's consolidated Irish financial statements are available free of charge either:

(a) at the AGM in Dublin, Ireland;

(b) at the Company's registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland;

(c) at the Company's registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; or

(d) on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2020 be received and considered and recommends that you vote in favour of Resolution 1.

RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2020

Resolution 2 asks shareholders to receive and consider the Remuneration Report for the year ended 31 March 2020. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration James Hardie's Australian and US shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on James Hardie's remuneration practices in fiscal year 2020 and also voluntarily includes an outline of the Company's proposed remuneration framework for fiscal year 2021.

Copies of the Company's Remuneration Report are available free of charge either:

(a) at the AGM in Dublin, Ireland;

(b) at the Company's registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland;

(c) at the Company's registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; or

(d) on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company's future remuneration policy.

Recommendation

The Board believes it is in the interests of shareholders that the Company's Remuneration Report for the year ended 31 March 2020 be received and considered and recommends that you vote in favour of Resolution 2.

RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure James Hardie puts in place appropriate mechanisms for Board renewal.

Resolution 3(a) asks shareholders to consider the election of Moe Nozari to the Board.

Notice of Annual General Meeting 2020 9

EXPLANATORY NOTES (CONTINUED)

Resolution 3(b) asks shareholders to consider the election of Nigel Stein to the Board.

Resolution 3(c) asks shareholders to consider the election of Harold Wiens to the Board.

James Hardie's Articles of Association currently require that directors (other than the Chief Executive Officer) shall be divided into three classes. Each Class II director's initial term shall expire at the conclusion of the 2020 AGM and thereafter each shall serve in accordance with the Articles of Association. The current Class II directors are Brian Anderson and Russell Chenu. Mr Anderson and Mr Chenu are not seeking re-election and therefore both will retire from office when their term expires at the conclusion of the 2020 AGM. If elected Dr Nozari, Mr Stein and Mr Wiens will be designated as Class II directors.

Profiles of the candidates follow:



Moe Nozari
BA, MS, PhD and Postdoctoral Research Fellow
Age: 78

Dr Moe Nozari was appointed as an independent non-executive director of James Hardie in November 2019. He is a member of the Remuneration Committee and the Nominating and Governance Committee.

Experience: Dr Nozari worked at 3M for thirty-eight years. Latterly, he served as an Executive Vice President of Consumer and Office Business at 3M Company, from 2002 until his retirement from 3M in July 2009. Prior to that he served as an Executive Vice President of Consumer and Office Markets at 3M Company from 1999 to 2002 and served as its Group Vice President of Consumer and Office Markets Group from 1996 to 1999. Dr Nozari joined 3M, in the Central Research Laboratories in 1971 and advanced to the position of Technical Director of the Photographic Products Division.

After a succession of managerial and business responsibilities in 1986 he was named a Division Vice President, then a Group Vice President in 1996. While at 3M his focus was on the development of new products, brands, identification, and development of people.

The Company conducted appropriate background checks into Dr Nozari's background and experience prior to his appointment in May 2020.

Directorships of listed companies in the past five years: None.

Last elected: Appointed to the Board in November 2019. Will stand for election at the 2020 AGM.



Nigel Stein
CA, BSc
Age: 64

Nigel Stein was appointed as an independent non-executive director of James Hardie in May 2020. He is a member of the Audit Committee.

Experience: Mr Stein has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc (**Inchcape**), an automotive distribution, retail and financing company, a position he has held since May 2018. Mr Stein joined Inchcape as a non-executive director in October 2015.

Prior to holding this position, Mr Stein served as Chief Executive Officer of GKN plc (**GKN**) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer.

Earlier in his career, Mr Stein held senior finance positions with Laird plc and Hestair plc. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America and the UK. Mr Stein is a member of the Institute of Chartered Accountants of Scotland and Industry Chairman of Automotive Council.

The Company conducted appropriate background checks into Mr Stein's background and experience prior to his appointment in May 2020.

Directorships of listed companies in the past five years: Current – Director of Inchcape plc (since 2015). Former – Director of GKN plc (2001–2017).

Last elected: Appointed to the Board in May 2020. Will stand for election at the 2020 AGM.



Harold Wiens
BS
Age: 74

Harold Wiens was appointed as an independent non-executive director of James Hardie in May 2020. He is a member of the Remuneration Committee.

Experience: Mr Wiens worked at 3M Company (**3M**) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M's largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth.

10

Prior to holding this position, Mr Wiens served as Executive Vice President, Sumitomo 3M, 3M's largest subsidiary, headquartered in Tokyo, Japan, from 1995 to 1998 and served as Data Storage Business Leader and Vice President from 1988 to 1995 and as Memory Technologies Group Manufacturing Manager from 1983 to 1988. Mr Wiens began his career with 3M in 1968 and held many positions of increasing responsibility over his first fifteen years with 3M.

The Company conducted appropriate background checks into Mr Wien's background and experience prior to his appointment in May 2020.

Directorships of listed companies in the past five years: Current – Director of Bio-Techne Corporation (since 2014).

Last elected: Appointed to the Board in May 2020. Will stand for election at the 2020 AGM.

Recommendation

The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Moe Nozari, Nigel Stein and Harold Wiens be elected as directors of the Company and recommends (with Moe Nozari, Nigel Stein and Harold Wiens abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(a), 3(b) and 3(c).

RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR'S REMUNERATION

Resolution 4 asks shareholders to give authority to the Board to fix the external auditor's remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor's remuneration during the fiscal year ended 31 March 2020, as well as non-audit fees paid to Ernst & Young LLP are set out on page 147 of the 2020 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP's performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP's interaction with James Hardie, the Board and the Board Committees is set out on pages 63 and 64 of the 2020 Annual Report.

Recommendation

The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor's remuneration for the fiscal year ended 31 March 2021 and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4.

RESOLUTION 5 – GRANT OF FISCAL YEAR 2021 ROCE RSUs

Resolution 5 asks shareholders to approve the grant of ROCE RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie's Director and Chief Executive Officer, Jack Truong for the fiscal year 2021.

A summary of the terms and conditions of the 2006 LTIP was included in the 2018 AGM Notice of Meeting. That document may be accessed from the Shareholder Meetings page on James Hardie's Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

For fiscal year 2021, the Remuneration Committee has allocated the Long-Term Incentive (**LTI**) target of the Chief Executive Officer (and each senior executive) between the following three components to ensure that the reward is based on a diverse range of factors which validly reflect longer term performance, as well as provide an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term:

- 25% to ROCE RSUs – an indicator of James Hardie's capital efficiency over time;
- 25% to Relative TSR RSUs – an indicator of James Hardie's performance relative to its US peers; and
- 50% to Scorecard LTI – an indicator of each senior executive's contribution to James Hardie achieving its long-term strategic goals.

As the Board and Remuneration Committee believe the LTI program is achieving the stated objectives, and that management understands the current LTI program and continues to be motivated by it, the LTI components for fiscal year 2021 are materially consistent with the components for fiscal year 2020.

Reasons for ROCE RSUs

ROCE RSUs shall vest if James Hardie's ROCE performance meets or exceeds ROCE performance hurdles over a three-year period, subject to the exercise of negative discretion by the Remuneration Committee.

James Hardie introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As James Hardie funds capacity expansions and market initiatives in the US, Asia Pacific and Europe it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth. Upon vesting, ROCE RSUs shall be settled in CUFS on a 1-to-1 basis.

ROCE RSU changes for fiscal year 2021

The FY2021 ROCE RSU plan has the same design and hurdles as the FY2020 plan.

Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the US and Asia Pacific housing markets. By way of reference, the three-year average ROCE result for fiscal years 2018, 2019 and 2020 was 33.8%.

Notice of Annual General Meeting 2020 11

EXPLANATORY NOTES (CONTINUED)

ROCE Definitions: The ROCE measure will be determined by dividing Adjusted Earnings Before Interest and Tax (**Adjusted EBIT**) by Adjusted Capital Employed each as further explained below.

The Adjusted EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in James Hardie's financial results, adjusted by:

- excluding the earnings impact of legacy issues (such as asbestos adjustments); and
- adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management's performance will be assessed on the pre-impairment value of James Hardie's assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company's EBIT for the purposes of measuring ROCE performance.

The Adjusted Capital Employed component of the ROCE measure will be determined as follows. Total Assets minus Current Liabilities, as reported in James Hardie's financial results, adjusted by:

- excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes;
- adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Adjusted Capital Employed with the determination of Adjusted EBIT;
- adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company's capital base employed in income generation; and
- deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company.

The ROCE performance hurdles will be indexed for changes to US and Asia Pacific addressable housing starts.

The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect capital employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie's ROCE in fiscal years 2021, 2022 and 2023.

These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth.

Grant: The Chief Executive Officer will receive a grant for fiscal year 2021 equal to the maximum number of ROCE RSUs (2.0x target). The number of ROCE RSUs which vest, and the number of Shares ultimately received in 2023 will depend on James Hardie's ROCE performance in fiscal years 2021 to 2023 together with the Remuneration Committee's exercise of negative discretion.

Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2021 (for performance in fiscal years 2021 to 2023) are:

ROCE	AMOUNT OF TARGET ROCE RSUs TO VEST
< 24.0%	0.0x
≥ 24.0%, but < 26.0%	0.5x
≥ 26.0%, but < 27.5%	1.0x
≥ 27.5%, but < 28.5%	1.5x
≥ 28.5%	2.0x

The earnings component of ROCE performance targets is predicated on assumptions in market growth. Market growth in James Hardie's primary markets has two main components – independent third-party sourced data for new housing starts and an independent third-party data sourced index for the repair and remodel market. These two main components are blended for an index of market growth. The above performance hurdles can be indexed up or down to the extent that actual US and Asia Pacific addressable housing starts over the performance period are higher or lower than those assumed in James Hardie's fiscal years 2021–2023 business plan.

Performance period: The overall performance period is three years. The ROCE RSUs vest three years from August 2020, subject to the exercise of negative discretion by the Remuneration Committee.

Conditions and negative discretion: In 2023, the Remuneration Committee will review James Hardie's performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management's delivery of market share growth and performance against certain specified strategic goals and objectives (i.e., the Scorecard). The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability.

12

The Scorecard includes several longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves several key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2021 Scorecard applicable for the grants of ROCE RSUs (and Scorecard LTI) is set out in the Remuneration Report for the year ended 31 March 2020. The Remuneration Committee considers the goals to be reflective of James Hardie's overall long-term goals.

The Chief Executive Officer's rating ultimately depends on the Remuneration Committee's assessment (and the Board's review) of his contribution to James Hardie in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Board has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the Chief Executive Officer's performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie's results).

Worked Example

The following example uses the Chief Executive Officer's LTI fiscal year 2021 target quantum of US$3,475,000 and assumes for illustrative purposes, a three-year average ROCE performance of 28%.

At grant date the LTI quantum granted to the Chief Executive Officer in ROCE RSUs is:

> $3,475,000 LTI target x 25% of LTI target issued in ROCE RSUs x 2.0 target leverage = US$1,737,500 to be granted in ROCE RSUs.
>
> At a value of US$19.00 / share, this is equivalent to a grant of 91,447 ROCE RSUs. Based on a 28% average ROCE result for the three-year period to fiscal year 2023, 1.5x target would be eligible to vest:
>
> **91,447 RSUs x 75% = 68,585 ROCE RSUs**
>
> *Note: 1.5x target equals 75% of total ROCE RSUs granted.*

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie's performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

> For indicative purposes, assuming that the Remuneration Committee determines that 1.0x target (rather than the 1.5x target based on performance against the ROCE performance hurdles) of the Chief Executive Officer's total ROCE RSUs should vest, the Chief Executive Officer would receive:
>
> **91,447 RSUs x 50% = 45,724 ROCE RSUs**
>
> *Note: 1.0x target equals 50% of total ROCE RSUs granted.*

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 5 is 82,131 and is based on the grant that would be made if James Hardie's performance warranted the maximum possible award for fiscal year 2021 (i.e. 2.0x LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and be settled into Shares.

The actual number of ROCE RSUs granted is determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 2.0x LTI target) by James Hardie's share price over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 5, James Hardie may grant a cash settled award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full.

Previous grants

For fiscal year 2021, as Chief Executive Officer of James Hardie, Dr Truong is eligible to participate in the 2006 LTIP.

The number of ROCE RSUs granted to Dr Truong since shareholder approval was last obtained at the 2019 AGM was (i) 9,519 granted on 9 August 2019 (made in connection with his appointment as the Company's Chief Executive Officer, and (ii) 75,545 granted on 17 August 2019 (compared to the maximum number approved, being 118,101).

Dr Truong, as a senior executive of James Hardie since April 2017, has previously received grants of ROCE RSUs under the 2006 LTIP in that capacity. As Dr Truong was not a Director of James Hardie until January 31, 2019, the 2017 and 2018 grants were able to be made without the need for specific shareholder approval under ASX Listing Rule 10.14.

The number of ROCE RSUs granted to Dr Truong in the last three years, excluding the grants that are the subject of Resolutions 5 and 6, is set out in the table below:

DATE OF GRANT	NUMBER GRANTED	VESTING DATE
17 August 2019	75,545	17 August 2022
9 August 2019	9,519	17 August 2021
6 September 2018	25,385	17 August 2021
17 August 2018	30,553	17 August 2021
21 August 2017	68,220	21 August 2020

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these ROCE RSUs.

Notice of Annual General Meeting 2020 13

EXPLANATORY NOTES (CONTINUED)

General

ROCE RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

No director other than Dr Truong has received any grant under the 2006 LTIP since the last AGM.

Currently Dr Truong is the only Director of James Hardie entitled to participate in the 2006 LTIP.

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee's exercise of negative discretion (if any), the Chief Executive Officer will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the Chief Executive Officer no later than 12 months after the passing of Resolution 5.

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 (specifically ASX Listing Rule 10.14.1) provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution.

Resolution 5 seeks the required shareholder approval to approve the grant of ROCE RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie's Director and Chief Executive Officer, Jack Truong, for the fiscal year 2021 on the basis set out above.

If Resolution 5 is passed, the Company will be able to proceed with the grant of ROCE RSUs under the 2006 LTIP to James Hardie's Director and Chief Executive Officer, Jack Truong, for the fiscal year 2021 on the basis set out above. If Resolution 5 is not passed, the Company will not be able to proceed with the grant.

Recommendation

The Board believes it is in the interests of shareholders that the fiscal year 2021 grant of ROCE RSUs to the Chief Executive Officer up to the number specified in Resolution 5 under the 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 5.

RESOLUTION 6 – GRANT OF FISCAL YEAR 2021 RELATIVE TSR RSUs

Resolution 6 asks shareholders to approve under and for the purposes of ASX Listing Rule 10.14 the grant of Relative TSR RSUs to Jack Truong, James Hardie's Director and Chief Executive Officer, for the fiscal year 2021. Relative TSR RSUs shall vest if James Hardie's TSR performance meets or exceeds the Relative TSR performance hurdles. Upon vesting, Relative TSR RSUs shall be settled in CUFS on a 1-to-1 basis.

Relative TSR RSU changes for fiscal year 2021

The key aspects of the Relative TSR RSUs are unchanged.

Key aspects of Relative TSR RSUs

Grant: The Chief Executive Officer will receive a grant equal to the maximum number of Relative TSR RSUs (2.0x target). The number of Relative TSR RSUs which vest, and the number of Shares ultimately received depends on James Hardie's Relative TSR performance compared to the performance hurdles.

Performance Hurdle: The performance hurdle vesting scale for fiscal year 2021 grants is unchanged from fiscal year 2020 and is as follows:

PERFORMANCE AGAINST PEER GROUP	AMOUNT OF TARGET RELATIVE TSR RSUs TO VEST
< 40th Percentile	0.0
40th Percentile	0.5x
>40th – <60th Percentile	Sliding Scale
60th Percentile	1.0x
>60th – <80th Percentile	Sliding Scale
≥80th Percentile	2.0x

Peer Group: The Peer Group for the fiscal year 2021 Relative TSR RSU grant is comprised of other companies exposed to the US building materials market, which is James Hardie's major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the Company's independent advisors, Aon Hewitt, and determined that no changes would be made with the exception of the removal of USG which was acquired by Germany-based Knauf KG and is therefore no longer a public company. The Peer Group for fiscal year 2021 is:

Acuity Brands, Inc	Lennox International, Inc	Quanex Building Products Corp
American Woodmark Corp	Louisiana-Pacific Corp	Simpson Manufacturing Co., Inc
Apogee Enterprises, Inc	Martin Marietta Materials Inc	Trex Co., Inc
Armstrong World Indus, Inc	Masco Corporation	Valmont Industries, Inc
Cornerstone Building Brands, Inc.	Mohawk Industries, Inc	Vulcan Materials Co
Eagle Materials, Inc	Mueller Water Products, Inc	Watsco, Inc
Fortune Brands, Home & Security Inc.	Owens Corning	

14

Testing and performance period: The performance hurdle will be tested (based on James Hardie's performance against its Peer Group for the 20 trading days preceding the test date) and the Relative TSR RSUs may vest after three years from August 2020. Any Relative TSR RSUs that have not vested following this test will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 6 is 127,083 and is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted is determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 2.0x LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

As with Resolution 5, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 6, James Hardie may grant a cash settled award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Previous grants

For fiscal year 2021, as Chief Executive Officer of James Hardie, Dr Truong is eligible to participate in the 2006 LTIP.

The number of Relative TSR RSUs granted to Dr Truong, since shareholder approval was last obtained at the 2019 AGM was (i) 18,518 granted on 9 August 2019 (made in connection with his appointment as the Company's Chief Executive Officer, and (ii) 139,432 granted on 17 August 2019 (compared to the maximum number approved being 223,463).

Dr Truong, as a senior executive of James Hardie since April 2017, has previously received grants of Relative TSR RSUs under the 2006 LTIP in that capacity. As Dr Truong was not a Director of James Hardie until January 31, 2019, the 2017 and 2018 grants were able to be made without the need for specific shareholder approval under ASX Listing Rule 10.14.

The number of Relative TSR RSUs granted to Dr Truong in the last 3 years, excluding the grants that are the subject of Resolutions 5 and 6, is set out in the table below:

DATE OF GRANT	NUMBER GRANTED	VESTING DATE
17 August 2019	139,432	17 August 2022
9 August 2019	18,518	17 August 2021
6 September 2018	49,381	17 August 2021
17 August 2018	56,677	17 August 2021
21 August 2017	123,452	21 August 2020

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these Relative TSR RSUs.

General

Relative TSR RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

No director other than Dr Truong has received any grant under the 2006 LTIP since the last AGM.

Currently Dr Truong is the only Director of James Hardie entitled to participate in the 2006 LTIP.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the Chief Executive Officer will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the Chief Executive Officer within 12 months of the passing of this Resolution 6.

Summary of the legal requirements for seeking shareholder approval

The reason for seeking shareholder approval is the same as set out in the Explanatory Notes for Resolution 5.

Resolution 6 seeks the required shareholder approval to approve the grant of Relative TSR RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie's Director and Chief Executive Officer, Jack Truong, for the fiscal year 2021 on the basis set out above.

If Resolution 6 is passed, the Company will be able to proceed with the grant of Relative TSR RSUs under the 2006 LTIP to James Hardie's Director and Chief Executive Officer, Jack Truong, for the fiscal year 2021 on the basis set out above. If Resolution 6 is not passed, the Company will not be able to proceed with the grant.

Recommendation

The Board believes it is in the interests of shareholders that the fiscal year 2021 grant of Relative TSR RSUs to the Chief Executive Officer up to the number specified in Resolution 6 under the 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 6.

Notice of Annual General Meeting 2020 15

EXPLANATORY NOTES (CONTINUED)

ISSUE OF SECURITIES AND TOTAL REMUNERATION

Issue of securities

Details of any securities issued under the 2006 LTIP will be published in the Remuneration Report of the Company relating to a period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in the 2006 LTIP after Resolutions 5 and 6 are approved and who were not named in this Notice of Meeting will not participate until approval is obtained under that rule.

Total remuneration – FY21 Target

A significant portion of Dr Truong's remuneration is pay "at risk" which is earned through both the short-term and long-term incentive plans. The table below shows Dr Truong's target remuneration for fiscal year 2021.

Base Salary	$900,000
STI Target	$1,125,000
Long-Term Incentive Target	$3,475,000
Total Remuneration	$5,500,000

RESOLUTION 7 – RENEWAL OF AUTHORITY FOR DIRECTORS TO ISSUE SHARES FOR CASH WITHOUT FIRST OFFERING SHARES TO EXISTING SHAREHOLDERS

Introduction

In general, before an Irish public limited company can issue shares for cash consideration to any new shareholders (including rights to subscribe for or otherwise acquire any shares), it must first offer those shares or rights to existing shareholders of the company pro-rata to their existing shareholding (commonly referred to as the statutory pre-emption right). However, a public limited company's shareholders can authorise a board to opt-out of (or disapply) the statutory pre-emption right.

From the date of our re-domiciliation to Ireland in 2010 until 14 August 2020, our Articles of Association authorised the directors to issue new Shares without shareholder approval up to a maximum of our authorised but unissued ordinary share capital, and further authorised the directors to disapply the statutory pre-emption right where such issuances were for cash consideration. As the maximum time period for such authorities permitted under the Irish Companies Act 2014 is five years, those authorities expired on 14 August 2020, five years after their last renewal at the Company's 2015 AGM. If our 2020 AGM had not been delayed by the ongoing coronavirus pandemic, subject to shareholder approval, this authority would have been presented for renewal prior to its expiration.

At our 2019 AGM, shareholders renewed the directors' authority to issue Shares up to a maximum of our authorised but unissued ordinary share capital (the renewed issuance authority) on the basis that the renewed issuance authority only became effective upon the expiry of the previously existing authority on 14 August 2020 and would expire on 7 August 2024.

We are now asking for your approval to renew the directors' authority to disapply the statutory pre-emption right with respect to the issuance of new Shares for cash consideration pursuant to the renewed issuance authority on the terms set out in the resolution and described further below.

Summary of the legal requirements for seeking shareholder approval

Similar to the renewed issuance authority sought and obtained by resolution 9 at our AGM in 2019, the Company is seeking to renew its previous disapplication authority for an additional four-year period, expiring on the same date as the renewed issuance authority. This authority is fundamental to our business and will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorised share capital; rather, approval of this resolution will only grant the directors the authority to issue Shares for cash consideration in the manner permitted under our Articles of Association upon the terms set out in the resolution and consistent with the directors' authority since 2010.

Approval of this resolution would not exempt James Hardie from applicable ASX or NYSE requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable ASIC and / or SEC disclosure and other regulations, and the Board will continue to focus on and satisfy its fiduciary duties to our shareholders with respect to share issuances.

If Resolution 7 is not approved, our Board will generally not be able to issue any Shares or any rights to subscribe for Shares for cash consideration (other than to employees pursuant to our employee equity plans or pursuant to a pre-existing contractual obligation) without first offering those Shares or rights to existing shareholders of the company pro-rata to their existing shareholdings on the same or more favourable terms.

Recommendation

The Board believes it is in the interests of shareholders that the Board's authority to issue Shares for cash consideration without first offering them to existing shareholders be renewed in the manner described above and recommends that you vote in favour of Resolution 7.

16

RESOLUTION 8 – AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

Resolution 8 asks shareholders to approve the following amendments to the Company's Articles of Association (as set out in full in the Annexure to this Notice of Meeting) in order to provide a more modern and flexible means of communicating with shareholders and conducting the Company's business in the future. In particular:

- Article 50 is being amended to remove the requirement for advance shareholder approval if the Company wishes to hold its AGM outside of Ireland in the future, taking advantage of a more flexible regime in this area introduced by the Irish Companies Act 2014 (the **2014 Act**). Removing the requirement for advance shareholder approval will allow the Company to quickly and appropriately respond to unforeseen circumstances where it is desirable to hold an AGM outside of Ireland;
- Article 56 is being amended to provide the Company with flexibility and further options for how shareholders can access and participate in future shareholder meetings, including broadening how electronic access may be granted to meetings and allowing for the possibility of multiple venues to be used throughout the world at which shareholders can attend and participate in a given meeting;
- Article 58 simplifies the manner in which a quorum may be formed for shareholder meetings, without affecting the existing 5% shareholding attendance threshold. At the moment, the Company has seven registered legal shareholders, consisting of CDN (which holds legal title to almost the entirety of the Company's issued share capital), and six other entities, each holding one share for historic (now obsolete) Irish law reasons. The proposed amendment will ensure that a shareholder meeting will be quorate where CDN is present (through a corporate representative or a proxy) and has the power to vote at least 5% of the Company's issued share capital. The amendment will also allow the Company to streamline its Irish law register of members in the future in order to remove the six legal shareholders who are no longer required as a matter of Irish law;
- Article 104 is being slightly amended as the 2014 Act now provides that powers of attorney may be executed without the use of a company's common seal, notwithstanding anything to the contrary in a company's constitution. Article 104 is therefore out of date and is being amended to reflect the statutory position;
- Articles 128 and 129 are being amended to enhance the Company's flexibility for the signing and sealing of documents which require the Company's common seal to be affixed, and to reduce the logistical burden associated with that process (in particular by the reduction of the number of required signatories from two to one);
- Article 134 is being amended to provide the directors with the power to approve and give effect to distributions *in specie*, which are distributions paid or satisfied by the distribution of specific assets of the Company (rather than cash), without shareholder approval. This power would remain subject to any binding legal, stock exchange or other regulatory requirement to seek shareholder approval should the specific situation demand it; and
- Articles 140(f) and 145 are being amended to permit the Company to publish certain notices and documents on its website and issue a short notice to shareholders informing them of how to access those materials. If passed, the amendments will allow the Company to avoid having to run large print quantities of such materials, thereby avoiding the associated cost, printing and typesetting delays and ultimately the paper waste generated in this process consistent with James Hardie's commitment to environmental excellence. As an example, if the proposed amendments are approved, following the 2020 AGM you may, in the future, receive notifications of the electronic availability of notices of meeting such as this one rather than the document itself.

A copy of the Articles of Association in the form amended by Resolution 8 is available free of charge either:

(a) at the AGM in Dublin, Ireland;

(b) at the Company's registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland;

(c) at the Company's registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; or

(d) on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes that the proposed amendments to the Articles of Association provide a more modern and flexible means of communicating with shareholders and conducting the Company's business, will relieve the Company of unnecessary administrative burden and will have a positive effect on the Company's environmental impact. For these reasons, the Board believes it is in the best interests of shareholders to adopt the proposed changes to the Articles of Association and recommends that you vote in favour of Resolution 8.

RESOLUTION 9 – APPROVAL OF JAMES HARDIE 2020 NON-EXECUTIVE DIRECTOR EQUITY PLAN AND ISSUE OF SHARES THEREUNDER

Resolution 9 asks shareholders to approve the NED Equity Plan and the issue of Shares (including those underlying any CUFS, ADSs or other equivalent listed depositary receipt which represents a beneficial interest in a Share (collectively, **LDRs**)) for cash to participants for the next three years.

Notice of Annual General Meeting 2020 17

EXPLANATORY NOTES (CONTINUED) The Remuneration Committee believes that non‑executive Eligible Participants will have the right to elect to have directors should maintain a meaningful level of share Applicable Securities issued to them personally or to ownership to further align their interests with those a nominee. The LDRs issued to the Eligible Participants of James Hardie’s shareholders. Consequently, or their nominee can be traded on the ASX, NYSE or other the Remuneration Committee has adopted Board applicable stock exchange, subject to insider trading laws accumulation guidelines under which non‑executive and the James Hardie Insider Trading Policy. directors are encouraged to accumulate a minimum of 1.5 times (and 2 times for the Chairman) of their non-executive Other issuances under the NED Equity Plan director base fee in Shares, which include any represented Under the NED Equity Plan the Administrator may grant by LDRs (collectively, Applicable Securities). to non‑executive directors or their nominee the right to acquire Applicable Securities (as described in this Resolution In August 2020, the Nominating and Governance 9), share options (to subscribe for, acquire or be allocated Committee introduced the NED Equity Plan to facilitate Applicable Securities), restricted stock units (RSUs) equity ownership for non-executive directors. Under (being an entitlement to acquire or be allocated Applicable the NED Equity Plan, the Administrator (being the Securities) and restricted shares (being an entitlement to Board or such committee(s) appointed by the Board Applicable Securities subject to satisfying vesting conditions from time to time) may invite “Eligible Participants” as determined by the Administrator) (Awards) in the number (non‑executive directors or proposed non-executive and on terms and conditions (and to amend, modify, directors (or their nominees)) to apply part or all of the extend or renew Awards) in the Administrator’s absolute cash component of their non-executive director fees for discretion, subject to the listing rules of the ASX, NYSE or services to the Board to acquire Applicable Securities. other applicable stock exchange. The Administrator does not Issue of Applicable Securities under the NED presently intend to issue share options, RSUs or restricted Equity Plan shares, and will not issue or agree to issue such securities without shareholder approval if such approval is required Elections by the Eligible Participants as to the quantum under the listing rules of the ASX, NYSE or any other of their non-executive director fees to be applied to acquire applicable stock exchange. The grant of the Awards and Applicable Securities will be made in advance on an annual the terms and conditions of the grant will be detailed in the basis (NED Fees Election Amount). non‑executive director’s grant agreement. The number of Applicable Securities that an Eligible The NED Equity Plan also contains provisions in relation Participant will receive is calculated in accordance with to the treatment of Awards on a change in control. In the the following formula (rounded down to the nearest whole event of a change in control, outstanding Awards will be number with any unfulfilled NED Fees Election Amount subject to the definitive agreement entered into by James returned to the non-executive director): Hardie in connection with the change in control. Subject Number of Applicable Securities = Value of Director to applicable law and the ASX Listing Rules, the Board Fee Election Amount for the relevant quarter / Fair may determine to accelerate the vesting, exercisability Market Value or settlement of any Award, assume, substitute or convert any Award into a substantially equivalent award with The Fair Market Value of Applicable Securities will be respect to the acquiring or parent entity’s securities, based on the volume weighted average closing price or cancel any Award in exchange for cash, securities for the Applicable Security for a period of 5 trading days or property. on the relevant stock exchange. Consequently, the Fair Market Value for a CUFS or ADS is the volume weighted The NED Equity Plan provides that the Administrator may average closing price of a CUFS or ADS on the ASX or terminate the NED Equity Plan (or any part of it) at any time, NYSE, as the case may be, during a period of five trading provided all Awards made under the NED Equity Plan prior days commencing on the first trading day following to such termination remain in effect until they have been the announcement of the Company’s quarterly results. satisfied or terminated in accordance with their terms and A currency exchange calculation may also be required the NED Equity Plan. as non-executive director fees are usually paid in USD$ and a CUFS trades in AUD$. Further information in accordance with ASX Listing Rule 10.14 and 10.15 The Shares underlying the LDRs shall not be issued § The non-executive directors currently entitled to at a discount to their “nominal value”. The Applicable participate in the NED Equity Plan are Mr Michael Securities will be issued quarterly subject to compliance Hammes, Mr David Harrison, Ms Andrea Gisle with James Hardie’s Insider Trading Policy. Joosen, Mr Persio Lisboa, Ms Anne Lloyd, Dr Moe On issue, the Applicable Securities will rank equally with Nozari, Ms Rada Rodriguez, Mr Nigel Stein and the same class of Applicable Securities, and will carry the Mr Harold Wiens. same dividend, voting and other rights. Eligible Participants § Only non-executive directors (non-employee directors) will not have dividend or voting rights in respect of the or proposed non-executive directors (or their nominee) Applicable Securities until such time as they are issued. may participate in the NED Equity Plan. 18

- Details of any securities issued under the NED Equity Plan will be published in James Hardie's Remuneration Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.
- Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the NED Equity Plan after this Resolution 9 is approved and who are not named in this Notice of Meeting will not participate until approval is obtained under that rule.
- The maximum number of securities that could be issued in the next three years cannot be calculated because it is subject to the price of James Hardie Applicable Securities. The maximum potential value of Applicable Securities that could be allocated each year under the NED Equity Plan is equal to the non-executive director fee cap, which is USD$3.8 million as at the date of this notice (and which may be amended with shareholder approval). The actual value of securities that will be issued will be lower than the fee cap, because the level of non-executive director fees is below the shareholder-approved fee cap and not all non-executive directors will elect to apply all of their fees to acquire Applicable Securities.
- There have been no securities previously granted to non-executive directors under the NED Equity Plan.
- No loan will be provided by James Hardie in relation to the issues of securities under the NED Equity Plan.
- Under the NED Equity Plan, securities will be issued quarterly over the next three years. No securities will be issued more than three years after the date of the AGM.
- The non-executive director fees for each non-executive director (which are comprised of a base director fee and applicable fees for occupying the positions of Chairman and Board Committee Chair) for fiscal year 2021 are as follows:

NON-EXECUTIVE DIRECTOR	FEES (USD)*
Mr Michael Hammes	$420,794
Mr David Harrison	$225,734
Ms Andrea Gisle Joosen	$205,734
Mr Persio Lisboa	$225,734
Ms Anne Lloyd	$225,734
Dr Moe Nozari	$205,734
Ms Rada Rodriguez	$205,734
Mr Nigel Stein	$205,734
Mr Harold Wiens	$205,734

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 (specifically Listing Rule 10.14.1) provides that a listed company must not permit a non-executive director to acquire equity securities or rights to be issued shares under an employee incentive scheme without the approval of its shareholders under ordinary resolution. This Resolution 9 seeks the required approval under and for the purposes of ASX Listing Rule 10.14. If shareholders do not approve the acquisition of securities under the NED Equity Plan James Hardie shall not issue or agree to issue any securities to non-executive directors under the NED Equity Plan, and the non-executive directors will receive their fees in cash.

A copy of the NED Equity Plan is available free of charge either:

(a) at the AGM in Dublin, Ireland;

(b) at the Company's registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland;

(c) at the Company's registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; or

(d) on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

As the directors have a personal interest in Resolution 9, they make no recommendation on whether shareholders should vote in favour of the resolution.

Note to CDN / Irish Registered Members

This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law, as well as any other persons who become members of the Company for the purposes of Irish law after the date of this notice of meeting but before 7:00pm (Sydney time) / 8:00am (Dublin time) on Wednesday, 4 November 2020, (together, the **Irish Law Members**) and is being provided in accordance with Section 181(5) of the Irish Companies Act 2014 (the **2014 Act**). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in Section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company's registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland by 9:00pm (Dublin time) on Thursday, 5 November 2020.

* In addition to the fees set out in the above table: (i) directors receive a fee of USD$3,000 for attendance at each ad-hoc Board sub-committee meeting; (ii) on occasion the Remuneration Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances; (iii) non-executive directors who are resident outside of Ireland may receive supplemental compensation depending on their country of residence, if Irish income taxes levied on their director fees exceed net income taxed owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence. For additional information, see pages 29–42 of the Company's 2020 Annual Report.

Notice of Annual General Meeting 2020 19

ANNEXURE PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION Set out below are the amendments to the Company’s Articles (ii) have access to all documents which are required of Association proposed by Resolution 8, with additional text shown by the Acts and these Articles to be made available in double underline, and deleted text shown in strike‑through. at the meeting. The chairman of the general meeting shall be present PART IX – GENERAL MEETINGS at, and the meeting shall be deemed to take place at, 50. The Location of Annual and other General the principal meeting place. If it appears to the chairman Meetings of the general meeting that the facilities at the principal meeting place or any satellite meeting place are or (a) Annual general meetings of the Company are not required to become inadequate for the purposes referred to above, be held within the State where a resolution providing that it then the chairman may, without the consent of the be held elsewhere has been passed at the preceding annual meeting, interrupt or adjourn the general meeting. All general meeting. business conducted at that general meeting up to the (b) Extraordinary general meetings are not required to be held time of such adjournment shall be valid. within the State. 58. Quorum for general meetings Subject to the Acts, any general meeting may be held outside (a) No business other than the appointment of a chairman shall of Ireland. be transacted at any general meeting unless a quorum of 56. Means of Holding of General Meetings members is present at the time when the meeting proceeds to business. Two persons who alone or together hold. (a) Subject to the provisions of the Acts concerning annual One or more members present in person, by proxy or by general meetings, all general meetings (including annual, authorised representative holding at least 5% of the issued extraordinary and class meetings of the members of the shares capital and who are of the Company entitled to vote Company) may be conducted by the use of a webcast, upon the business to be transacted, each being a member conference telephone or similar facility any other type or a proxy for a member or a duly authorised representative of electronic means provided that the members (whether of a corporate member, at the meeting in question shall present in person, by proxy or by authorised representative), be a quorum. other persons entitled to attend such meetings and the Auditors have been notified of the convening of the meeting (b) If such a quorum is not present within half an hour from and the availability of the webcast, conference telephone or the time appointed for the meeting, the meeting shall stand similar facility other type of electronic means for the meeting adjourned to the same day in the next week at the same time and, if present at the meeting as hereinafter provided, can and place, or to such time and place as the Directors may hear and contribute to the meeting. Such participation determine. If at the adjourned meeting such a quorum is not in a meeting shall constitute presence and attendance present within half an hour from the time appointed for the in person at the meeting and the persons in attendance may meeting, the meeting shall be dissolved. be situated in any part of the world for any such meeting. (b) The Directors may resolve to enable persons entitled to PART XIII – POWERS OF DIRECTORS attend a general meeting of the Company or of any class 104. Appointment of attorneys of members of the Company to do so by simultaneous The Directors, from time to time and at any time by power of attendance and participation at a satellite meeting place attorney under seal, may appoint any company, firm or person anywhere in the world. The members present at any such or fluctuating body of persons, whether nominated directly or satellite meeting place in person, by proxy or by authorised indirectly by the Directors, to be the attorney or attorneys of the representative and entitled to vote shall be counted in the Company for such purposes and with such powers, authorities quorum for, and shall be entitled to vote at, the general and discretions (not exceeding those vested in or exercisable meeting in question if the chairman of the general meeting by the Directors under these Articles) and for such period and is satisfied that adequate facilities are available throughout subject to such conditions as they may think fit. Any such power the general meeting to ensure that members attending at of attorney may contain such provisions for the protection of all the meeting places are able to: persons dealing with any such attorney as the Directors may think (i) communicate simultaneously and instantaneously fit and may authorise any such attorney to sub-delegate all or any with the persons present at the other meeting of the powers, authorities and discretions vested in him. place or places, whether by the use of microphones, loud-speakers, audio-visual or other communications equipment or facilities; and 20

PART XIX – THE SEAL and may fix the value for distribution or dividend purposes of any such specific assets, and may determine that cash 128. Seal for use abroad payments shall be made to any Holders upon the footing of the values so fixed in order to secure equality of distribution, The Company may exercise the powers conferred by the Acts and may vest any such specific assets in trustees as may with regard to having an have one or more duplicate common seem expedient to the Directors. seals or official seals for use in different locations including for use abroad and such powers shall be vested in the Directors. PART XXI – ACCOUNTS 129. Signature of sealed instruments 140. Accounts (a) Every instrument to which the Seal shall be affixed shall (a) The Directors shall, in accordance with Chapter 2 of Part 6 be signed by a Director, the Secretary or some person of the Act, cause to be kept adequate accounting records, authorised by the Company for that purpose and shall whether in the form of documents, electronic form or also be signed by the Secretary or by the signature or otherwise, that are sufficient to: countersignature of a second Director or by some other (i) correctly record and explain the transactions person authorised by the Company for that purpose such of the Company; person shall not be required save that as regards any certificates for shares or debentures or other securities (ii) enable, at any time, the assets, liabilities, financial of the Company the Directors may determine by resolution position and profit or loss of the Company to be that such a signatures or either of them shall be dispensed determined with reasonable accuracy; with, or be printed thereon or affixed thereto by some method or system of mechanical signature provided that (iii) enable the Directors to ensure that any financial in any such case the certificate to be sealed shall have been statements of the Company, required to be approved for sealing by the Secretary or by the registrar prepared under Sections 290 or 293 of the Act, of the Company or by the Auditors or by some other person and any directors’ report required to be prepared appointed by the Directors for this purpose in writing (and, for the avoidance of doubt, it shall be sufficient for approval under Section 325 of the Act, comply with the to be given and / or evidenced either in such manner (if any) requirements of the Act and where applicable, as may be approved by or on behalf of the Directors or by Article 4 of Regulation (EC) No. 1606 / 2002 of the having certificates initialled before sealing or by having European Parliament and of the Council of 19 July certificates presented for sealing accompanied by a list 2002 on the application of international accounting thereof which has been initialled). standards; and (b) For the purposes of this Article 129, any instrument in (iv) enable the financial statements of the Company electronic form to which the seal is required to be affixed, so prepared to be audited. shall be sealed by means of an advanced electronic signature based on a qualified certificate of a Director and, the (b) The accounting records shall be kept on a continuous and Secretary or of a second Director or by some other person consistent basis, which is to say, the entries in them shall be appointed by the Directors for the purpose. made in a timely manner and be consistent from one period to the next. Adequate accounting records shall be deemed PART XX – DIVIDENDS AND RESERVES to have been maintained if they comply with the provisions of Chapter 2 of Part 6 of the Act and explain the Company’s 134. Dividends in specie transactions and facilitate the preparation of financial (a) A general meeting declaring a dividend may direct, upon the statements that give a true and fair view of the assets, recommendation of the Directors, that it shall be satisfied liabilities, financial position and profit or loss of the Company, wholly or partly by the distribution of assets (and, in particular, and, if relevant, the group and include any information and of paid up shares, debentures or debenture stock of any returns referred to in Section 282(3) of the Act. other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any (c) The accounting records shall be kept at the registered office difficulty arises in regard to the distribution, the Directors may or, subject to the provisions of the Act, at such other place settle the same as they think expedient and in particular may as the Directors think fit and shall be open at all reasonable issue fractional certificates and fix the value for distribution times to the inspection of the Directors. of such specific assets or any part thereof in order to adjust the rights of all the parties and may determine that cash (d) The Directors shall determine from time to time whether payments shall be made to any members upon the footing and to what extent and at what times and places and under of the value so fixed. what conditions or regulations the accounting records of (b) The Directors may direct payment or satisfaction of any the Company shall be open to the inspection of members, dividend or other distribution wholly or in part by the not being Directors. No member (not being a Director) distribution of specific assets and, in particular, of fully or shall have any right of inspecting any financial statement partly paid up shares or debentures of any other company; or accounting records of the Company except as conferred and, where any difficulty arises in regard to such dividend or distribution, the Directors may settle it as they think by the Acts or authorised by the Directors or by the Company expedient, and in particular may authorise any person to sell in general meeting. and transfer any fractions, or may ignore fractions altogether, Notice of Annual General Meeting 2020 21

ANNEXURE (CONTINUED) (e) In accordance with the provisions of the Acts, the Directors (v) by publication of an electronic record of it on shall cause to be prepared and to be laid before the annual a website and notification of such publication general meeting of the Company from time to time such (which shall include the address of the website, statutory financial statements of the Company and reports the place on the website where the document as are required by the Acts to be prepared and laid before may be found, and how the document may be such meeting. accessed on the website) by any of the methods set out in sub‑paragraphs (i) to (iv) above. (f) A copy of the statutory financial statements of the Company (including every document required by law to (b) Where a notice or document is given, served or delivered be annexed thereto) which is to be laid before the annual pursuant to sub-paragraph (a) (i) or (ii) of this Article, the general meeting of the Company together with a copy giving, service or delivery thereof shall be deemed to have of the Directors’ report and Auditors’ report, or, summary been effected at the time the same was handed to the financial statements prepared in accordance with Section 1119 of the Act, shall be sent by post, electronic mail member or his authorised agent, or left at his registered or, any other means of electronic communication, or in address (as the case may be). accordance with the procedure set out in Article 145(a)(v) (c) Where a notice or document is given, served or delivered (in which case the provisions of Article 145(e) shall apply) not less than twenty-one Clear Days before the date of the pursuant to sub-paragraph (a) (iii) of this Article, the giving, annual general meeting, to every person entitled under the service or delivery thereof shall be deemed to have been provisions of the Acts to receive them; provided that in the effected at the expiration of twenty-four hours after the case of those documents sent by electronic mail or any other cover containing it was posted. In proving service or delivery means of electronic communication, such documents shall it shall be sufficient to prove that such cover was properly be sent with the consent of the recipient, to the address addressed, stamped and posted. of the recipient notified to the Company by the recipient for such purposes and the required number of copies of these (d) Where a notice or document is given, served or delivered documents shall be forwarded at the same time to the pursuant to sub-paragraph (a)(iv) of this Article, the giving, appropriate section of the ASX; and provided, where the service or delivery thereof shall be deemed to have been Directors elect to send summary financial statements to the members, any member may request that he be sent a copy effected at the expiration of 48 hours after despatch. of the statutory financial statements of the Company. (e) Where a notice or document is given, served or delivered (g) Auditors shall be appointed and their duties regulated pursuant to sub-paragraph (a)(v) of this Article, the in accordance with the Acts. giving, service or delivery thereof shall be deemed to have been effected at the time that the notification of PART XXIII – NOTICES such publication shall be deemed to have been given, served or delivered to such member in accordance with 145. Service of notices these Articles. Each member and each person becoming Save as where otherwise provided in these Articles: a member subsequent to 5 November 2020 (the date of insertion of this sub-paragraph (e)), by virtue of his holding (a) A Any notice or document (including a except for or his acquisition and holding of a share, as applicable, share certificates, which may only be delivered under shall be deemed to have acknowledged and agreed sub‑paragraphs (i) to (iii) of this paragraph) to be given, that any notice or other document (excluding a share served or delivered in pursuance of these Articles may certificate) may be provided by the Company by way be given to, served on or delivered to any member of accessing them on a website instead of being provided by the Company: by other means. (i) by handing same to him or his authorised agent; (f) (e)Every legal personal representative, committee, (ii) by leaving the same at his registered address; receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall (iii) by sending the same by the post in a pre-paid cover be bound by a notice given as aforesaid if sent to the addressed to him at his registered address; or last registered address of such member, or, in the event (iv) by sending, with the consent of the member, the of notice given or delivered pursuant to sub-paragraph same by means of electronic mail or other means (a)(iv), if sent to the address notified to the Company of electronic communication approved by the by the member for such purpose notwithstanding that Directors, with the consent of the member, to the the Company may have notice of the death, lunacy, address of the member notified to the Company by bankruptcy, liquidation or disability of such member. the member for such purpose (or if not so notified, (g) (f)Notwithstanding anything contained in this Article then to the address of the member last known to the the Company shall not be obliged to take account Company).; or of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State. 22

(h) (g)Any requirement in these Articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company’s audited accounts and the directors’ and auditor’s reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him / her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his / her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he / she may revoke such consent at any time by requesting the Company to communicate with him / her in documented form provided however that such revocation shall not take effect until five days after written notice of the revocation is received by the Company. Notice of Annual General Meeting 2020 23

JamesHardie

James Hardie Industries plc
ARBN 097 829 895
Incorporated in Ireland. The liability of members is limited
Registration Number: 485719
Registered Office: 2nd Floor, Europa House,
Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

JHX
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your Voting Instruction Form:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

Online Subscribers:
For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 855 080
(outside Australia) +61 3 9415 4000

Voting Instruction Form - 2020 Annual General Meeting (AGM)

Vote online or view the Annual Report, 24 hours a day, 7 days a week:
www.investorvote.com.au

☑ **Complete your Voting Instruction Form**	***Your secure access information is:***
☑ **Access the Annual Report**	**Control Number: 999999**
☑ **Review and update your securityholding**	**SRN/HIN: I9999999999** **PIN: 99999**
	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your voting instruction to be effective it must be received by 7:00pm (Sydney time) on Wednesday, 4 November 2020

How to Vote

By signing this Voting Instruction Form, you direct CHESS Depositary Nominees Pty Limited (CDN) to appoint each and any of (i) the Chairman of the board of directors; (ii) the Company Secretary; (iii) Mr Lorcan Murtagh; and (iv) Mr James Lenney (the Company Proxies, and each a Company Proxy) or a person designated by you as its Nominated Proxy to individually vote the shares in the company held by CDN on your behalf in respect of the resolutions to be considered at the AGM to be held in Dublin on Thursday, 5 November 2020 (Friday, 6 November Sydney time) and at any adjournment of that meeting, as indicated on this form, and to individually vote or abstain in respect of any procedural resolution as the Nominated Proxy (as applicable) thinks fit. Each Company Proxy is appointed with the power to act individually, and with full power of substitution.

If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution in Step 2 overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding. If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid. If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.
If you lodge the Voting Instruction Form prior to the AGM, and complete your voting directions on that form, your voting instructions may only be changed if you submit a further Voting Instruction Form before the closing date at 7:00pm (Sydney time) on **Wednesday, 4 November 2020.**
There will be no voting facilities for the teleconference of the meeting.

Attending the Meeting

Persons seeking to attend the AGM will be required to provide appropriate identification to receive an entry card.

Appointing each and any of the Company Proxies as Proxy (Option A)

To instruct CDN to appoint each and any of the Company Proxies (each with the power to act individually and each with full power of substitution) as its Nominated Proxy to vote the shares underlying your CUFS:
Step 1 - Place a cross in the box next to Option A.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.
If you do not mark 'For', 'Against', or 'Abstain' in respect of resolutions 1, 2, 3, 4, 5, 6, 7, 8 and 9 you acknowledge that any Company Proxy (each with the power to act individually and each with full power of substitution) will vote as he or she decides. Each Company Proxy intends to vote undirected proxies in favour of each of these resolutions.
If you mark the Abstain box, you are directing each Company Proxy (as CDN's Nominated Proxy) not to vote on the resolution(s) and your votes will not be counted in computing the required majority.

Appointing a proxy of your choice 'Nominated Proxy' (Option B)

To instruct CDN to appoint a Nominated Proxy of your choice or failing your nominee's attendance at the AGM, the Company Proxies, any of whom may vote the shares underlying your CUFS at James Hardie's AGM:
Step 1 - Write the person you appoint in the box at the top of the form overleaf.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution.

* If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions. A Corporate Representative form may be obtained from Computershare or online at www.investorcentre.com under the help tab, 'Printable Forms'.

You may instruct CDN to appoint yourself or your nominee as a Nominated Proxy, or failing your or your nominee's attendance at the AGM, each and any of the Company Proxies (each with the power to act individually and with full power of substitution) as its Proxy.

If you instruct CDN to appoint a person nominated by you as Nominated Proxy but do not mark 'For', 'Against', or 'Abstain', the Nominated Proxy may vote as he or she determines at the AGM.

If you mark the 'Abstain' box for a resolution, you are directing the Nominated Proxy not to vote on the resolution(s).

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, one of the Company Proxies will vote in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions* provided to the Company Secretary, care of Computershare facsimile to 1300 534 987 from inside Australia or +61 3 9473 2408 from outside Australia or by email to jhxmeetings@computershare.com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and **(ii) 9:30pm Thursday, 5 November (Dublin time) / 8:30am Friday, 6 November 2020 (Sydney time)** then each Company Proxy intends voting in favour of the resolutions.

If you do not select either of Option A or Option B, and the Voting Instruction Form is validly signed, you will be deemed to have marked Option A.

Signing Instructions for Postal Forms

Individual: Where the CUFS holding is in one name, the CUFS holder must sign.
Joint Holding: Where the CUFS holding is in more than one name, all of the CUFS holders must sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Comments & Questions

If you have any comments or questions for the company, please write them on the enclosed Question Form and return with this Voting Instruction Form.

GO ONLINE TO VOTE,
or turn over to complete the form ➔

Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address**. If incorrect, mark this box and make the correction in the space to the left.

I 9999999999 I ND

Voting Instruction Form

Please mark ☒ to indicate your directions

STEP 1 **CHESS Depositary Nominees Pty Limited (CDN) will vote as directed**
(please mark box A **OR** insert a name in the space provided at B below)

XX

I/We, being a CUFS holder of the company, hereby instruct:

Option A

☐ CDN to appoint each and any of the Company Proxies (each with the power to act individually and with full power of substitution)

or

Option B

CDN to appoint the following Nominated Proxy as its proxy:

Please write the name of the person you would like to attend and vote at the meeting in Dublin on your behalf. **If you wish to attend, speak and vote at the meeting in Dublin, write your own name.**

or failing attendance at the AGM of the person or body corporate so named, each and any of the Company Proxies (each with the power to act individually and with full power of substitution)

to individually attend, speak and vote the shares underlying my/our holding of CUFS at the AGM of James Hardie Industries plc to be held on Thursday, 5 November 2020 in James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland at 9:00pm (Dublin time), and any adjournment of the meeting.

If you complete neither of the options above, and the Voting Instruction Form has been validly signed, then you will be deemed to have marked Option A.

THE BOARD OF DIRECTORS RECOMMEND A VOTE 'FOR' THE RESOLUTIONS.

STEP 2 **Items of Business**

		For	Against	Abstain
ORDINARY BUSINESS				
1.	Receive and consider the Financial Statements and Reports for fiscal year 2020	☐	☐	☐
2.	Receive and consider the Remuneration Report for fiscal year 2020	☐	☐	☐
3. (a)	Elect Moe Nozari as a director	☐	☐	☐
3. (b)	Elect Nigel Stein as a director	☐	☐	☐
3. (c)	Elect Harold Wiens as a director	☐	☐	☐
4.	Authority to fix the External Auditor's Remuneration	☐	☐	☐
SPECIAL BUSINESS				
5.	Grant of fiscal year 2021 ROCE RSU's to Jack Truong	☐	☐	☐
6.	Grant of fiscal year 2021 Relative TSR RSU's to Jack Truong	☐	☐	☐
7.	Renewal of authority for directors to issue shares for cash without first offering shares to existing shareholders	☐	☐	☐
8.	Amendment of the Company's Articles of Association	☐	☐	☐
9.	Approval of James Hardie 2020 Non-Executive Director Equity Plan and issue of shares thereunder	☐	☐	☐

SIGN This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________ **Contact Daytime Telephone** ______________ **Date** / /

JHX 268416A Computershare

WE WELCOME YOUR QUESTIONS QUESTION FORM We want to make it easy for as many James Hardie PLEASE PROVIDE YOUR DETAILS BELOW shareholders as possible to ask questions of the Company’s Directors. Please use the other side of this form to send Holder’s name: us any questions you would like answered at the Annual General Meeting to be held on Thursday, 5 November 2020, in Dublin, Ireland. We believe this process will make it easier for more Address: shareholders to have questions answered, whether or not they can attend the meeting. You will also be able to ask questions through the teleconference facility. We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. Please use this form even if you will be attending the meeting. To return this form to us, please: Security Holder Reference Number or Holder Mail this form by Monday, 2 November 2020: Identification Number: using the Business Reply Envelope enclosed OR Email this form by Wednesday, 4 November 2020 to: investor.relations@jameshardie.com.au

SECURITY HOLDER REFERENCE NUMBER OR HOLDER IDENTIFICATION NUMBER: QUESTION(S):